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                                                                 EXHIBIT (G)(5)

                AUTOMATIC AND FACULTATIVE REINSURANCE AGREEMENT

                                    Between

                    American General Life Insurance Company
                                      of
                                Houston, Texas

                          Referred to as the COMPANY

                                      and

                     Generali USA Life Reinsurance Company
                                      of
                             Kansas City, Missouri

                         Referred to as the REINSURER

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                               TABLE OF CONTENTS

 Article I       Parties to the Agreement                                    4
 Article II      Entire Agreement, Interpretation                            4
 Article III     Effective Date of the Agreement                             4
 Article IV      Business Covered                                            5
 Article V       Basis of Reinsurance                                        5
 Article VI      Follow the Fortunes                                         5
 Article VII     Automatic Reinsurance                                       5
 Article VIII    Facultative Reinsurance                                     7
 Article IX      Conditional Receipt Liability                               8
 Article X       Reinsurance Premiums                                        8
 Article XI      Policy Expenses                                            11
 Article XII     Claims                                                     11
 Article XIII    Intentionally Left Blank                                   13
 Article XIV     Offset                                                     13
 Article XV      Reductions, Terminations and Reinstatements                13
 Article XVI     Recapture for Increase in Retention                        14
 Article XVII    Method of Recapture for Increase in Retention              15
 Article XVIII   Changes to the Reinsured Policy                            16
 Article XIX     Conversions, Exchanges and Replacements                    16
 Article XX      DAC Tax                                                    17
 Article XXI     Extra Contractual Obligations                              18
 Article XXII    Errors and Omissions                                       19
 Article XXIII   Governing Law                                              19
 Article XXIV    Arbitration                                                19
 Article XXV     Special Termination or Settlement                          21
 Article XXVI    Security                                                   22
 Article XXVII   Insolvency                                                 23
 Article XXVIII  Access to Records                                          23
 Article XXIX    Confidentiality                                            23
 Article XXX     Severability                                               24
 Article XXXI    General Reinsurance Provisions                             24
 Article XXXII   Execution of Agreement                                     27

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                                   EXHIBITS

A   Reinsurance Coverage

    Part I: Reinsurance Coverage

    Part II: Company's Retention

B   Reinsurance Rates and Allowances

    Part I: Term Plans only

    Part II: Permanent plans only

    Part III: All Plans

C   Reinsurance Reporting Forms and Reinsurance Administration

D   Conditional Receipt Liability

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Article I         Parties to the Agreement

The Company and the Reinsurer mutually agree to transact reinsurance according to the terms of this Agreement. This Agreement is for indemnity reinsurance of mortality risk and related expenses only and the Company and the Reinsurer are the only parties to the Agreement.

Article II        Entire Agreement, Interpretation

A. With respect to the business being reinsured hereunder, (i) this Agreement constitutes the entire agreement between the parties, and (ii) there are no understandings or agreements between the parties other than those expressed in this Agreement. Any change to or modification of this Agreement will be made by written amendment to this Agreement and signed by the parties hereto.

B. This Agreement is between sophisticated parties, each of which has reviewed the Agreement and is fully knowledgeable about its terms and conditions. The parties therefore agree that this Agreement shall be construed without regard to the authorship of the language and without any presumption or rule of construction in favor of either of them.

Article III       Effective Date and Duration of the Agreement

This Agreement will go into effect at 12:01 A.M. as of the dates listed in Exhibit A, Reinsurance Coverage (the "Reinsurance Coverage Effective Date") and will cover policies effective on and after that date. The Reinsurer agrees to accept policies backdated up to six months prior to the effective date of the Agreement. However, the Reinsurer shall not be liable for any claims under such policies that occur prior to the effective date of this Agreement.

The duration of the agreement will be unlimited. However, the Company or the Reinsurer may terminate the Agreement for new business at any time by giving the other ninety (90) days prior written notice. Reinsurance of new business will continue during the ninety-day notice period. Existing reinsurance will not be affected by the termination of this Agreement for new business. Existing reinsurance will remain in force until the termination or expiry of the underlying policy on which reinsurance is based. However, the Reinsurer will not be liable for any claims or premiums refunds, which are not reported to the Reinsurer within one hundred eighty days following the termination or expiry of the last cession reinsured under this Agreement.

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Article IV       Business Covered

The business reinsured hereunder is listed in Exhibit A, Reinsurance Coverage.

Article V        Basis of Reinsurance

Life reinsurance under this Agreement will be on the basis shown in Exhibit A, Reinsurance Coverage, for the net amount at risk on the Reinsurer's portion of the original policy (the "Reinsured Policy").

The net amount at risk for any policy period will be calculated according to Exhibit B, Reinsurance Rates and Allowances.

Riders or supplementary benefits ceded with life benefits will be reinsured as shown in Exhibit A, Reinsurance Coverage. Any differences in the net amount at risk calculation for these benefits will be shown in Exhibit B, Reinsurance Rates and Allowances.

Article VI       Follow the Fortunes

A. The Reinsurer's liability shall attach simultaneously with that of the Company and shall be subject in all respects to the same risks, terms, conditions, interpretations, waivers, modifications, alterations, and cancellations as the respective insurances (or reinsurances) of the Company, the true intent of this Agreement being that the Reinsurer shall, subject to the terms, conditions, and limits of this Agreement, follow the fortunes of the Company.

B. Nothing in this Agreement shall in any manner create any obligations or establish any rights against the Reinsurer in favor of any third parties or any persons not parties to this Agreement.

Article VII      Automatic Reinsurance

   A. Requirements for Automatic Reinsurance under this Agreement:

       1. The Reinsurer will accept automatically reinsurance of life benefits for the Company's individually underwritten ordinary life policies on any permanent resident of the United States or Canada, in agreement with the provisions shown in Exhibit A, Reinsurance Coverage, as long as the total of the new ultimate amount of life insurance, including contractual increases, plus the amount already reinsured on the applicant life under this Agreement and all other reinsurance agreements between the Reinsurer and the Company, does not exceed the Reinsurer's Proportionate Automatic Binding Limit set out in Exhibit A, Reinsurance Coverage. If any portion of the applied for insurance exceeds the Reinsurer's Proportionate Automatic Binding Limit, the application shall be subject to facultative submission in accordance with Article VIII Facultative Reinsurance.

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       2. The Reinsurer will also accept automatically reinsurance of riders and supplementary benefits written with the covered life benefits, but only to the extent that the riders and supplementary benefits are specifically shown in Exhibit A, Reinsurance Coverage.

       3. The Company has the right to modify its retention limits for new business shown in Exhibit A, Reinsurance Coverage, Part II at any time. If the Company's retention limits are reduced as a result of the modification, the Company will notify the Reinsurer in writing ninety (90) days before the Company can cede reinsurance on the basis of the reduced retention limits.

          The Reinsurer reserves the right to amend the Automatic Acceptance Limits shown in Exhibit A, Reinsurance Coverage if the Company modifies the retention limits. The Reinsurer also reserves the right to modify the Automatic Acceptance Limits if the Company elects to participate in another arrangement or arrangements to secure additional automatic binding capacity.

          Changes in the Company's issue limits or underwriting guidelines will be made available for review by the Reinsurer.

       4. The Company has underwritten the policy in material compliance with the underwriting guidelines and policies that have been adopted by the Company and are in use on the Reinsurance Coverage date (the "Underwriting Guidelines"). The Company will notify the Reinsurer ninety (90) days prior to making any material changes to the Underwriting Guidelines. Unless specifically included in Exhibit A, Reinsurance Coverage, any risks falling into a category of special underwriting programs (e.g., guaranteed issue, simplified underwriting, internal or external exchanges) shall be excluded from this Agreement.

    B. Automatic reinsurance coverage will not be available in the following situations:

       1. The policy has been submitted on a facultative, facultative obligatory or initial inquiry basis to the Reinsurer or to any other reinsurer within the prior five years, unless the reason for the previous submission was for exceeding Automatic Acceptance Limits or exceeding Jumbo Limits which no longer apply;

       2. The risk is categorized as a "Jumbo Risk." A Jumbo Risk is any risk that exceeds the Jumbo Limit shown in Exhibit A, Reinsurance
          Coverage. The Jumbo Limit is determined by adding the total amount of life insurance in force in all companies, including all pending applications, and any amounts to be replaced as stated on a signed
          Part I of any application or signed amendment, and increasing ultimate

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       amounts on the applicant life in all companies.

    3. The policy is part of any special program that the Company offers, including:

           a) Experimental or limited retention programs, including but not limited to cancer, diabetes, aviation or coronary risks;

           b) External replacement and/or conversion programs, including those with affiliate, other than contractual conversions or exchanges of the original policy.

    4. The Company and its affiliates have retained an amount less than its stated pool percentage limit.

    5. The policy is a result of a conversion from group insurance, unless the Reinsurer agrees otherwise.

    6. The risk is not fully underwritten or any risk where the Company has not followed its usual underwriting practices.

Article VIII        Facultative Reinsurance

If the Company submits a risk not covered automatically under this Agreement but the policy is one specified under Plans Covered in Exhibit A, Reinsurance Coverage, or if the Company wishes to obtain the Reinsurer's advice on any application, the Company may submit and the Reinsurer will consider the risk on a facultative basis.

The Reinsurer's liability for risks subject to an unconditional facultative offer will commence at the same time as the Company's liability, provided that:
(i) this Agreement has not been terminated for new business, (ii) the Reinsurer has made an unconditional facultative offer, (iii) the offer was accepted in a manner specified in the Agreement, and (iv) the resultant policy was issued. Upon satisfaction of these conditions such policy becomes a Reinsured Policy.

Submission of Facultative Case. When the Company wishes to submit a risk for facultative consideration, the Company will send the Reinsurer a reinsurance application form together with copies of all the information the Company has regarding the insurability of the risk. The Company will notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Company that is pertinent to the risk assessment must be transmitted to the Reinsurer as soon as practicable. The Reinsurer will review the information and promptly notify the Company of its decision within three (3) business days.

Acceptance. After the Reinsurer has made an unconditional offer to reinsure a risk, the Company will confirm its acceptance of the offer in writing, followed by documentation, on the next scheduled periodic billing report as specified in Exhibit C, Reinsurance Reporting

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Forms and Reinsurance Administration. Provided, however, that if, prior to accepting the unconditional offer of the reinsurer to cover a facultative risk, the Company receives subsequent information, prior to policy issue, which is material to the risk and which has not been considered by the Reinsurer in its offer, the offer will be deemed withdrawn until the Reinsurer has reissued the offer after receipt of the new information.

Expiration of Reinsurer's offer. Except as may otherwise be specified in the Reinsurer's offer of facultative coverage, the Company's confirmation must be made no later than one hundred twenty (120) days measured from the date of the offer.

The Reinsurer's offer may remain open beyond the termination date shown in its acceptance if the Company gives the Reinsurer a written request for an extension and the Reinsurer gives the Company its written approval of the request, which shall not be unreasonably withheld.

Applicability. Except as specifically provided in this Agreement, policies that are reinsured pursuant to this Facultative Reinsurance Article are Reinsured Policies and therefore subject to all other provisions of this Agreement.

Article IX       Conditional Receipt Liability

The Reinsurer's liability for losses under the terms of a Conditional Receipt is shown in Exhibit D, Conditional Receipt Liability.

Article X        Reinsurance Premiums

The Reinsurance Premiums that the Company will pay the Reinsurer for business covered under this Agreement are shown in Exhibit B and tables attached thereto. The reinsurance premium payable for any cession for any accounting period will be calculated on the basis of the net amount at risk reinsured as of that period.

A. Rate Guarantee.

    1. The reinsurance premiums in Exhibit B, Rates and Allowances, (and all rate tables attached hereto) are guaranteed for one year. Although the Reinsurer anticipates continuing to accept reinsurance at these rates, the Reinsurer has the right to increase these rates by giving the Company at least ninety (90) days advance written notice stating both the rate increase date and the percentage rate increase. The percentage rate increase will apply to each policy on the anniversary date following the effective date of the increase. The increased rates may not exceed the valuation net premium for annually renewable term insurance calculated using the applicable statutory mortality table and the maximum statutory interest rate for each year.

    2. Any such increase will only be implemented pursuant to a uniform increase in reinsurance premium rates for the Reinsurer's YRT business for its entire portfolio of

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       in force permanent life reinsurance assumed from all insurers having the following characteristics: reinsurance became effective on new policies issued after the effective date of this Agreement; the Reinsurer has the right to raise reinsurance premium rates; the policies were issued during the time period between the effective and termination dates of this Agreement; policies were underwritten on a fully underwritten basis; the policies are term, universal or variable universal life, as appropriate, with comparable underwriting classes.

    3. In addition, if the Reinsurer increases the rates, the Company has the right (but not the obligation) to recapture, in its entirety, all of the reinsured business for which the Reinsurer increases the reinsurance premiums. Recapture shall be on the next policy anniversary of each policy. The Company must notify the Reinsurer of its intention to recapture within ninety (90) days after its receipt of the written notice of the rate increase. In such circumstances, the Reinsurer will refund any unearned premium minus the amount of any unearned allowances.

    4. Additional Requirements Applicable to Permanent Plans: If the reason for such rate increase is due to mortality only on any business ceded hereunder, the Company will notify the Reinsurer of its intent to increase rates charged to policyowners. The Reinsurer may increase its rates on a consistent basis. Any increase in current reinsurance premium rates will apply as of the date that the Company's rate increase becomes effective.

    5. Deficiency Reserves: The Company and the Reinsurer agree that the terms of this reinsurance have been determined on the mutual assumption that Reinsurer will not be required to hold any amount of U.S. "statutory deficiency reserves" for the business ceded hereunder by virtue of the assurances provided in Sections (1), (2), (3) and (4) above. Should this language prove insufficient and the Reinsurer is or may be required to establish or maintain any such deficiency reserve amounts for the business ceded hereunder by an insurance regulatory authority, upon the receipt of Reinsurer's written notice to the Company thereof, Paragraph A will be automatically amended to delete Section (2) above without any further formalities or actions. For purposes of clarity, this agreement is premised upon it not causing the Reinsurer to hold deficiency reserves. Should Section 2 of Paragraph A be deleted as provided above, the parties will make a good faith effort to revise Paragraph A of this article so that the Reinsurer will not be required to hold deficiency reserves while maintaining the spirit of the provision.

B. Payment. Reinsurance premiums for a Reinsured Policy are payable annually in advance with payment coming due for the next year upon a Reinsured Policy's anniversary date (the

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"Premium Period"). Each calendar month the Company will calculate the amount of reinsurance premium due, based upon the respective Reinsured Policy's Premium Period and, within thirty (30) days after the end of each month (the "Company Remittance Date"), will send the Reinsurer a statement (the "Admin Report") that contains the information specified in Exhibit C, showing reinsurance premiums (less any allowances) due for that period.

    1. If an amount is due the Reinsurer, the Company will remit that amount together with the statement.

    2. If an amount is due the Company, the Reinsurer shall either contest that amount or remit such amount within thirty (30) days of receipt of the statement (the "Reinsurer Remittance Date"). If the Reinsurer contests, the parties will diligently work to resolve but after fifteen
       (15) business days that effort is unsuccessful, they will resolve it by means of the dispute resolution provisions in Article XXIV.

C. Interest. Premium balances that remain unpaid for more than thirty (30) days after the Company Remittance Date or the Reinsurer Remittance Date will incur interest from such remittance date until the date paid in accordance with the provisions of Article XXXI Section J.

D. In the event that reinsurance premiums are not paid in full within forty-five (45) days of the Company Remittance Date, the Reinsurer will have the right to terminate the reinsurance for all Reinsured Policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Company thirty (30) days prior written notice of its intention. Such notice will be sent by certified mail.

    1. If all reinsurance premiums in arrears, including any that become in arrears during the notice period, are not paid before the expiration of the notice period, the Agreement will be terminated and the Reinsurer will be relieved of all liability for those policies as of the last date to which premiums were due. Subsequently, reinsurance coverage for all remaining Reinsured Policies will automatically terminate on the last date to which premiums have been paid.

    2. The right to terminate reinsurance will not prejudice the Reinsurer's right to collect premiums for the period during which reinsurance was in force prior to the termination.

E. Reinsurance terminated pursuant to Section D of this Article may be reinstated within thirty (30) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon.

    a) The Reinsurer will have no liability for any claims incurred and reported between the date of termination and the date of the reinstatement of the reinsurance.

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F. The Company shall not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article XVI, or to transfer the Reinsured Policies to another reinsurer.

G. Premium Adjustments. If the Company overpays a reinsurance premium and the Reinsurer accepts the overpayment, the Reinsurer's acceptance will not constitute or create a reinsurance liability or increase in any existing reinsurance liability. Instead, the Reinsurer will be liable to the Company for a credit in the amount of the overpayment. If a Reinsured Policy terminates, the Reinsurer will refund the excess reinsurance premium. This refund will be on a prorated basis without interest from the date of termination of the policy to the date to which a reinsurance premium has been paid unless the Reinsurer fails to reimburse the Company within thirty (30) days of billing.

Article XI        Policy Expenses

The Company will bear the expenses of all medical examinations, inspection fees and other charges incurred in connection with policy issues, reinstatements or re-entries.

Article XII       Claims

A. Claims defined. Claims covered under this Agreement include only "Death Claims" which: (i) are for the share of the risk reinsured by the Reinsurer;
   (ii) arise out of the death of the Reinsured Policy's named insured; and
   (iii) are based upon the contractual benefits specified in the Reinsured Policy including any applicable riders and supplementary benefits that are reinsured, as more fully specified in Exhibit A. The Reinsurer shall also pay its proportionate share of interest imposed automatically by statute without regard to fault and investigative.

B. Notice. The Company shall strive to give Reinsurer written notice within ninety (90) days of submission to the Ceding Company of any Death Claim.

C. Claim Documentation. When submitting a Death Claim for payment, the Company will provide Generali USA with an electronic (imaged) file of claim documentation ("Claim Proofs") which shall include: (i) a copy of the proof of payment by the Company, (ii) copy of the claimant's statement, and
   (iii) a copy of the insured's death certificate. In addition, for contestable claims where the Reinsurer's share exceeds $150,000, the Company will send to Generali USA a copy of relevant non-privileged claim related documents and information (including the underwriting and claim files). Where the Reinsurer's share is less than $150,000, the Reinsurer may request copies of non-privileged claim related documents and such request will not be unreasonably denied, but Reinsurer shall reimburse the Company for the time and expense of providing such copies.

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D. Claims Payment. As soon as the Reinsurer receives the specified Claim Proofs and any other information requested pursuant to section C. above, the Reinsurer will promptly pay its share of the benefits reinsured under this Agreement. After thirty (30) days from the date the Reinsurer receives all required Claim Proofs, if the Reinsurer's share of death benefits remains unpaid to the Company, and the claim is not subject to a good faith dispute by the Reinsurer, the unpaid claim balances will be subject to interest as defined in Article XXXI Section J. The payment of death benefits by the Reinsurer will be in one lump sum regardless of the mode of settlement under the Reinsured Policy. The Reinsurer will also pay its share of the interest on the death proceeds through the date of settlement that the Company is required to pay, whether required by law or under the terms of the policy.

E. Claims Settlement by the Company, and Claims Expenses. The Company alone and at its full discretion shall adjust, settle or compromise all Death Claims. All such settlements, compromises, and adjustments related to the Death Claims shall be binding on the Reinsurer in proportion to its participation. The Company shall likewise at its sole discretion commence, continue, defend, compromise, settle or withdraw from actions, suits or proceedings and generally do all such matters and things relating to any claim or loss as in its judgment may be beneficial or expedient, and all payments. The Reinsurer will pay its share of reasonable claim investigation and legal expenses connected with the investigation, litigation or settlement of contractual liability. The Reinsurer will not be liable for any routine investigative or administrative claim expenses (such as compensation of salaried employees) or for any expenses incurred in connection with conflicting claims of entitlement to Reinsured Policy benefits that the Company admits are payable. The Reinsurer shall share proportionately from all contractual liability reductions of losses by compromise or otherwise.

F. Contested Claims.

   For purposes of applying this Section F, where there is a denial of a Death Claim by the Company, a "contest" comes into existence at the point that a claimant objects, verbally or otherwise, to the Company's action. The Company will notify the Reinsurer promptly of its intention to investigate, contest, compromise, or litigate any claim involving a Reinsured Policy (hereinafter a "Contested Claim"). If the Reinsurer's portion of a Contested Claim exceeds $150,000, the Company will provide the Reinsurer relevant non-privileged claim-related relevant information and documents, including the underwriting and claim files and pleadings against it in response to denial of the claim, as such become available, pertaining to Contested Claims and will promptly report any developments during the Reinsurer's review. If the Reinsurer:

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    1) Does not accept participation in the contest, compromise or litigation, the Reinsurer will pay the Company its full share of the reinsurance benefit, and will not share in any subsequent reduction or increase in liability or in any subsequent expenses incurred by the Company; or

    2) Accepts participation in the compromise, litigation or contest of the claim and the Contested Claim results in a reduction or increase in liability, the Reinsurer will share in any reduction or increase in proportion to its share of the risk on the Contested Claim in accordance with Section E of Article XII. Claim investigation expenses do not include expenses incurred by the Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

   If the Company returns premiums to the policy owner or beneficiary as a result of misrepresentation, the Reinsurer will refund net reinsurance premiums received on that policy to the Company, without interest.

Article XIII       Intentionally left blank.

Article XIV        Offset

Each party hereto shall have, and may exercise at any time and from time to time, the right to offset any undisputed balance or balances, whether on account of premiums or on account of losses or otherwise, due from such party to the other party hereto under this Agreement or under any other reinsurance agreement heretofore or hereafter entered into by and between them, and may offset the same against any undisputed balance or balances due to the former from the latter under the same or any other reinsurance agreement between them, and the party asserting the right of offset shall have and may exercise such right whether the undisputed balance or balances due to such party from the other are on account of premiums or on account of losses or otherwise and regardless of the capacity, whether as assuming insurer or as ceding insurer, in which each party acted under the Agreement or, if more than one, the different agreements involved; provided, however, that, in the event of the insolvency of a party hereto, offsets shall only be allowed in accordance with applicable law or regulation.

Article XV         Reductions, Terminations, and Reinstatements

A. Reductions and Terminations. If any part of a Reinsured Policy is reduced or terminated, the amount of reinsurance will also be reduced or terminated to the extent that the Company will continue to maintain its appropriate retention limit as shown in Exhibit A. The Company will not be required to assume amounts in excess of the retention limit that was in force when

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the affected policy or policies were issued.

If a Reinsured Policy lapses or is terminated, the reinsurance will also terminate. The reinsured amount on the life with all reinsurers must be reduced, effective on the same date, by the amount required such that the Company maintains the same amount as retained prior to a reduction, termination or lapse. The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminate.

B. Reinstatements. If the Company reinstates a policy, in accordance with then-current Reinstatement Policies, and the policy was originally automatically ceded to the Reinsurer, coverage for such policy under this Agreement shall be automatically reinstated. The Company will need the Reinsurer's prior review and approval for reinstatement of any facultative reinsurance where the reinstatement of the policy is not legally or contractually required. The Company will send the Reinsurer prompt written notice of its intention to reinstate the policy along with copies of the reinstatement papers required by the Company's standard rules and procedures. The reinsurance will be reinstated at the same time as the policy, subject to the Reinsurer's written approval of the reinstatement. The Company will notify the Reinsurer of all reinstatements via reporting required in Exhibit C, Reinsurance Reporting Forms and Reinsurance Administration. Reinsurance premiums for the interval during which the policy was lapsed will be paid to the Reinsurer on the same basis as the Company charged the policyowner for the reinstatement.

The Company will notify the Reinsurer of all reinstatements on its periodic statement of account, and the Company will pay all reinsurance payments due from the date of reinstatement to the date of the current statement of account. Thereafter, reinsurance payments will be in accordance with Exhibit C, Reinsurance Reporting Forms and Reinsurance Administration.

Article XVI        Recapture for Increase in Retention

If the Company increases its retention limits or its quota share percentage shown in Exhibit A, the Company, upon prior written notice of its intended date of commencement of recapture, may make a corresponding reduction in eligible reinsurance cessions provided the increase in retention is prospective only, and policies have been in force for the greater of the duration in Exhibit A or the end of the level term period. The recapture period will always be measured from the original policy issue date. For converted policies the recapture period will be

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measured from the issue date of the original policy.

Article XVII       Method of Recapture for Increase in Retention

The Company will give the Reinsurer notice pursuant to Article XVI, above. When the Company has given the Reinsurer written notice of its intent to recapture and the date that the recapture will begin, all of the following shall occur:

    a) All eligible policies will be recaptured;

    b) Reinsurance will be reduced on the next anniversary date of each eligible policy;

    c) Reinsurance on each eligible policy will be reduced by an amount that will increase the retention or quota share percentage to the current limit set forth in Exhibit A.

       If the Company increases its retention shown in Exhibit A, the percentage of the risk reinsured will reduce proportionately.

    d) If there is reinsurance in force in other companies on any one insured life, the reduction of the reinsurance in force on a Reinsured Policy under this Agreement will be in the same proportion that the amount reinsured bears to the total reinsurance on the life;

    e) If at the time of recapture the insured is disabled and premiums are being waived under any type of disability Benefit Rider, only the life benefit will be recaptured. The reinsured portion of the Disability Benefit rider will remain in force until the policy is returned to premium-paying status, at which time it will be eligible for recapture.

    f) If any Reinsured Policy is recaptured in accordance with this Article, all similarly situated Reinsured Policies eligible for recapture under the provisions of this Article must be recaptured up to the Company's new maximum retention limits. Such recapture must be done in a consistent manner and the Company must increase its retention on each reinsured life that subsequently becomes eligible for recapture. The Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

    g) No recapture will be permitted if the Company has either obtained or increased stop loss reinsurance coverage other than catastrophe coverage, as the rationale for the increase in retention limits.

    h) At the time of recapture, the Reinsurer will refund unearned premiums.

If the Company omits or overlooks the recapture of any eligible policy or policies, the Reinsurer's acceptance of reinsurance payments after the date the recapture would have taken place will not cause the Reinsurer to be liable for the amount of the risk that would have been recaptured. The Reinsurer will be liable only for a refund of reinsurance payments received, without interest.

Article XVIII       Changes to the Reinsured Policy

A. All changes. If a material change is made to the Reinsured Policy, the reinsurance will change accordingly. The Company will give the Reinsurer monthly written notification of the material change, including details and the effective date of the change.

B. Increases. If the net amount at risk increases because of a change in the Reinsured Policy, the Company will send the Reinsurer notice of the change in plan. For any contractual increases, reinsurance premiums will be on a point-in-scale basis from the original issue age of the policy. For policies reinsured on a facultative basis, the Company shall provide copies of any new underwriting papers and, unless otherwise agreed by the parties, reinsurance will be limited to the ultimate amount shown in the Reinsurer's facultative offer.

C. Extended Term and Reduced Paid-Up Insurance. If any Reinsured Policy converts to Extended Term Insurance or Reduced Paid-Up Insurance, the net amount at risk reinsured will be adjusted as appropriate and reinsurance will be continued in accordance with the provisions of the underlying policy. Reinsurance payments for the adjusted policy will be calculated on the basis of the original issue age of the insured and the duration of the original policy at the time the adjustment became effective, i.e. point-in-scale basis.

Article XIX         Conversions, Exchanges and Replacements

A. Conversions. If a Reinsured Policy is contractually converted (i.e. not an exchange or replacement), the policy arising from the conversion will be reinsured hereunder, except that conversion from single life products into a joint-last-survivor product will not be reinsured hereunder. The amount to be reinsured will be determined on the same basis as used for the original policy but will not exceed the amount reinsured as of the date of conversion unless mutually agreed otherwise.

The converted policy will be reinsured on a YRT basis. The YRT rate will be based on the issue age and duration of the original Policy (point-in-scale). The rates are shown in Exhibit B, Rates and Allowances.

B. Exchanges and Replacements.

   1. To be eligible for reinsurance under this Agreement, a policy resulting from an internal exchange or replacement (an "Exchanged Policy") must be underwritten by the Company in accordance with the portions of its Underwriting Guidelines applicable to exchanges and replacements. An Exchanged Policy may be covered under this Agreement as follows:

       a. If the Company's guidelines would consider an Exchanged Policy to be "new business" and the Exchanged Policy uses an underlying policy form, then it may be submitted as "new business" if it meets the following criteria:

           i) the Company has obtained complete and current underwriting evidence on the full ultimate amount;

           ii)the full normal commissions are paid for the new plan; and

          iii)the Suicide and Contestable provisions apply as if the policy were newly issued.

   b. Notwithstanding the foregoing, exchanges from single life products into a joint-last-survivor product will not be reinsured hereunder.

   2. If the Company's guidelines do not treat the policy as new business and the replacement utilizes an underlying policy, the Exchanged Policy will continue to be ceded to the Reinsurer on a "point-in-scale" basis utilizing the YRT Rates shown in Exhibit B (the rates will be based on the original issue age, underwriting class and duration since the issuance of the original policy).

   3. If the Company's guidelines do not treat the policy as new business and the replacement does not utilize an underlying policy, no coverage is available under this Agreement.

   4. The Reinsurer's approval to exchange or replace the policy will be required if the original policy was reinsured on a facultative basis.

Article XX        DAC Tax

The Company and the Reinsurer hereby enter into an election under Treasury Regulations Section 1.848-2(g) (8) whereby:

a. For each taxable year under this Agreement, the party with the net positive consideration, as defined in the regulations promulgated under Treasury Code
   Section 848, will capitalize specified policy acquisition expenses with respect to this Agreement without regard to general deductions limitation of
   Section 848 (c) (1);

b. The Company and the Reinsurer agree to exchange information pertaining to the net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service;

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

c. The Company will submit to the Reinsurer by May 1 of each year its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Company stating that the Company will report such net consideration in its tax return for the preceding calendar year;

d. The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within 30 days of the Reinsurer's receipt of the Company's calculation. If the Reinsurer does not so notify the Company, the Reinsurer will report the net consideration as determined by the Company in the Reinsurer's tax return for the previous calendar year;

e. If the Reinsurer contests the Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within 30 days of the date the Reinsurer submits its alternative calculation. If the Company and the Reinsurer reach agreement on the net amount of consideration, each party will report such amount in their respective tax returns for the previous calendar year.

Both Company and Reinsurer represent and warrant that they are subject to U.S. taxation under either Subchapter L of Chapter 1, or Subpart F of Subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended.

Article XXI        Extra Contractual Obligations

Extra-Contractual Liability. In no event shall the Reinsurer have any liability for any punitive, exemplary, extra-contractual or similar damages, fines or penalties which are assessed against the Company as a result of acts, omissions or course of conduct committed by the Company. The parties recognize that circumstances may arise in which the Reinsurer's conduct will require the Reinsurer to share proportionately in punitive and compensatory damages awarded, to the extent permitted by law. The parties agree that for this to occur, the Reinsurer must have expressly agreed to, or otherwise expressly ratified, in writing the conduct that gives rise to the extracontractual liability.

Article XXII       Errors and Omissions

A. This provision will apply only to oversights, misunderstandings or clerical errors relating to the administration of reinsurance covered by this Agreement and not to the administration of the insurance provided by the Company to its insureds.

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

B. Any inadvertent delay, omission or error shall not relieve either party hereto from any liability which would attach to it hereunder if such delay, omission or error had not been made, provided such delay, omission or error is rectified immediately upon discovery. Upon discovery, the administrative error will be promptly corrected so that both parties are restored to the position they would have occupied had the delay, omission or error not occurred, including the effect of the time value of money. Should it not be possible to restore both parties to such a position, the party responsible for the administrative oversight, misunderstanding or clerical error will be responsible for any resulting liabilities and expenses. Correction of any administrative errors shall be accomplished so as to not prejudice any of the parties' other rights or remedies under this Agreement.

C. If the Company has failed to cede reinsurance as provided for under this Agreement, or failed to comply with reporting requirements with respect to business ceded hereunder, the Reinsurer may require the Company to audit its records for similar errors and to undertake reasonable curative actions as may be required to avoid similar errors in the future. Failing curative response within a reasonable time period, not to exceed [sixty (60)] days, the Reinsurer reserves the right to limit its liability to such Reinsured Policies as have been properly and correctly reported. Neither party may withhold undisputed payments or balances during this conduct of this audit process. Any needed adjustments will be made once such audits have been completed.

D. Notwithstanding the above, this clause will not alleviate the Company from its obligation to provide materially complete and accurate Risk and Pricing Information and to comply with its standard Underwriting and Claims Guidelines as previously agreed with the Reinsurer.

Article XXIII        Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard for its conflicts of laws principles.

Article XXIV         Arbitration

A. Any and all disputes or differences arising out of this Agreement, including its formation and validity, shall be submitted to binding arbitration. Any arbitration shall be based upon the Procedures for the Resolution of U.S. Insurance and Reinsurance Disputes dated September 1999 (the "Procedures"), as supplemented by the paragraphs below.

B. The Panel shall consist of three disinterested arbitrators, one to be appointed by the

   Petitioner, one to be appointed by the Respondent and the third to be appointed by the two Party-appointed arbitrators. The third arbitrator shall serve as the umpire, who shall be neutral. The arbitrators and umpire shall be persons who are current or former officers or executives of an insurer or reinsurer. Within thirty days of the commencement of the arbitration proceeding, each Party shall provide the other Party with the identification of its Party-appointed arbitrator, his or her address (including telephone, fax and e-mail information), and provide a copy of the arbitrator's curriculum vitae. If either Party fails to appoint an arbitrator within that thirty-day period, the non-defaulting Party will appoint an arbitrator to act as the Party-appointed arbitrator for the defaulting Party. The umpire shall be appointed by the two Party-appointed arbitrators as soon as practical (but no later than 30 days) after the appointment of the second arbitrator. The Party-appointed arbitrators may consult, in confidence, with the Party who appointed them concerning the appointment of the umpire.

C. Where the two Party-appointed arbitrators have failed to reach agreement on an umpire within the time specified in paragraph B, each Party shall propose to the other in writing, within 7 days thereafter, eight umpire candidates from the ARIASU.S. Certified Arbitrators List in effect at the time of the commencement of the arbitration. The umpire will then be selected in accordance with (P) 6.7(b)-(e) of the Procedures. (Unless the Parties agree otherwise, the ARIASU.S. Umpire Questionnaire Form in effect at the time of the commencement of the arbitration shall be used.)

D. The arbitration shall take place in New York, New York.

E. Unless prohibited by law, the Supreme Court of the State and County of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction over any and all court proceedings that either Party may initiate in connection with the arbitration, including proceedings to compel, stay, or enjoin arbitration or to confirm, vacate, modify, or correct an Arbitration Award.

F. For purposes of this Article, the terms "Arbitration Award,"
   "Disinterested," "Notice of Arbitration," "Panel," "Party" (or "Parties"), "Petitioner," "Respondent," and "Response" shall have the meanings set forth in article 2 of the Procedures (Definitions).

G. Regardless of any other provisions in the Procedures, the arbitrators are not empowered to render a decision that would incorporate a remedy whose scope or nature is materially beyond that which is contemplated by the Agreement. For purposes of clarity, this provision would require the utilization of the Agreement's interest formula if the award included an award of interest. Finally, the arbitrators are specifically precluded from incorporating in any award extracontractual damages of any type including punitive or consequential damages.

H. In the event of any conflict between the Procedures and this Article, this Article, and not the Procedures, will control.

I. This Article shall survive the expiration or termination of this Agreement.

Article XXV       Special Termination or Settlement

A. Within one hundred and twenty (120) days of the occurrence of any of the following events (the "Triggering Event"), either party may terminate this Agreement for new business upon fifteen (15) days' notice:

    (i)the other party should at any time (whether voluntarily or otherwise) become insolvent, or become the subject of any liquidation, rehabilitation, receivership, supervision, conservation, or bankruptcy action or proceeding (whether judicial or otherwise) or of a proposed scheme of arrangement; or

   (ii)Total Adjusted Capital dropping below 2.5 times Authorized Control Level RBC (as defined in the NAIC Risk Based Capital for Insurers Model Act),

B. Termination under part A of this section shall be effected by written notice. In such notice, the Company will elect whether the termination shall be on a "Run-Off" basis or a "Clean-Cut" basis.

    (i)If the Company elects Run-Off, the Agreement will continue in force but the period that premiums will be paid will shift to monthly (i.e., 1/12 of an annual premium will be due each month for all reinsured policies) and will be paid "in arrears" (i.e., the premiums due for month 1 will be paid in month 2).

   (ii)If the Company elects Clean-Cut, a "Recapture Fee" will be calculated by the Reinsurer and paid by the Company as of the effective date of Recapture. The notice shall specify the proposed date of recapture which shall be no later than one hundred twenty (120) days from Triggering Event (inclusive of day upon which the Triggering Event occurs).

       (a)The Company will pay a "Recapture Fee" calculated for each recaptured policy as follows:

                 (2nd YP/LT) x (LT - EPY)

          2nd YP = 2nd year premium

          LT = Level Term Period

          EPY = number of policy years elapsed, up to a maximum of 30

       (b)The payment of the Recapture Fee shall act as a full and final commutation and mutual release of all respective rights, obligations and liabilities under this Agreement. The Reinsurer will remain liable in respect of the affected cessions Up to the effective date of Recapture but will not be liable thereafter.

       (c)In the event of any conflict between this Article and any other Article of this Agreement, the terms of this Article will control.

Article XXVI        Security

A. If Company is unable to take statutory reserve credit for the reinsurance provided under this Agreement, the Parties will take commercially reasonable efforts to obtain such credit for the Company in the Company's state of domicile and accordance with such state's then applicable regulatory provisions.

B. If the Company loses statutory reserve credit in part or in total due to a failure by the Reinsurer to maintain in effect a required license or accreditation in the Company's state of domicile which was in place at commencement and which is not cured within 45 days of notice of such loss of reserve credit, then the Reinsurer will take commercially reasonable efforts to obtain such credit for the Company. If collateral security is required, the Reinsurer will establish and maintain collateral permitting the Company to receive statutory reserve credit in its state of domicile for reinsurance provided under this Agreement so long as such collateral is needed for reserve credit. The cost of establishing and maintaining the collateral will be borne solely by the Reinsurer.

C. If the Company loses statutory reserve credit in part or in total due to a change in law or regulation (or a change in the interpretation or application of existing law or regulation by a regulator) which is not cured within 120 days of notice of the loss of reserve credit, then the Parties will take commercially reasonable efforts to obtain such credit for the Company. If collateral security is required, the Reinsurer will establish and maintain collateral as set forth above, however, the cost of establishing and maintaining the collateral will be shared equally by the Company and the Reinsurer.

D. If, after the above remedies are attempted, the Company cannot take statutory reserve credit for the reinsurance provided under this Agreement, the Company shall have the right to immediately recapture the business ceded under this Agreement without application of any recapture fee.

E. This Article shall survive the termination of this Agreement for new business.

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

Article XXVII        Insolvency

A. In the event of the insolvency of the Company, this reinsurance shall be payable directly to the Company, or to its liquidator, receiver, conservator or statutory successor immediately upon demand on the basis of the liability of the Company without diminution because of the insolvency of the Company or because the liquidator, receiver, conservator or statutory successor of the Company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Company shall give written notice to the Reinsurer of the pendency of a claim against the Company which would involve a possible liability on the part of the Reinsurer, indicating the policy or bond reinsured, within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership. It is further agreed that during the pendency of such claim the Reinsurer may investigate such claim and interpose, at their own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses that they may deem available to the Company or its liquidator, receiver, conservator, or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to the approval of the Court, against the Company as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

Article XXVIII       Access to Records

The Reinsurer, or its duly authorized representative, shall have free access at all reasonable times during and after the currency of this agreement, to books and records maintained by any of the division, department and branch offices of the Company which are involved in the subject matter of this Agreement and which pertain to the reinsurance provided hereunder and all claims made in connection therewith. Reinsurer shall also have the right to copy such records at the Reinsurer's expense. Notwithstanding the provisions of the preceding sentence, if undisputed balances due from the Reinsurer under this Agreement have not been paid for the two most recent reported calendar quarters, the Reinsurer shall not have access to any of the Company's records relating to this Agreement without the specific consent of the Company.

Article XXIX         Confidentiality

All terms and conditions of this Agreement, all materials provided by the Company to the Reinsurer in connection with this Agreement, and, unless otherwise in the possession of the Reinsurer on a non-confidential basis, all information contained in such materials (collectively, "Confidential Information") shall be kept confidential by the Reinsurer, unless the disclosure is required pursuant to process of law, or the disclosure is to the Reinsurer's affiliates, retrocessionaires, legal counsel, financial auditors, or governing regulatory authorities.

If the Reinsurer is required to disclose any Confidential Information pursuant to process of law, it shall give prompt written notice to the Company so that the Company may seek a protective order or otherwise object to the disclosure.

Disclosure or use of Confidential Information for any purpose beyond the scope of this Agreement is expressly forbidden without the prior written consent of the Company.

This Article shall survive the expiration or termination of this Agreement.

Article XXX          Severability

If any provision of this Agreement shall be rendered illegal or unenforceable by the laws, regulations or public policy of any jurisdiction, such provision shall be considered void in such jurisdiction, but this shall not affect the validity or enforceability of any other provision of this Agreement or the enforceability of such provision in any other jurisdiction.

Article XXXI.        General Reinsurance Provisions

A. OFAC. The Company represents that it is, and shall use best efforts to continue to be, in compliance with all laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement (collectively "Laws"), including, but not limited to, sanctions laws administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), as such laws may be amended from time to time. Neither the Company nor the Reinsurer shall be required to take any action under this Agreement that would result in it being in violation of said laws, including, but not limited to, making any payments in violation of the law. Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the law, the party who first becomes aware of the violation of the law shall notify the other party and the parties shall cooperate in order to take all necessary corrective actions.

   The parties agree that to the extent that such policies can be rescinded, such transaction shall be null, void and of no effect from its inception, to the same extent as if the transaction had never been entered into and each party will be restored to the position it would have occupied if the violation had not occurred, including the return of any payments received, unless prohibited by law.

B. Dividends, Cash Values. The Reinsurer will not reimburse the Company for its proportionate share of the dividends or cash values paid by the Company to policyholders.

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

C. Premium Tax. The Reinsurer shall not reimburse the Company for premium taxes on reinsurance premiums.

D. Notices: All notices, requests, instructions, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) , or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses:

   If to the Company:

   American General Life Companies
   2727 A Allen Parkway
   Houston, Texas 77019
   Attn: Reinsurance Dept.
   If to the Reinsurer:

   Generali USA Life Reassurance Company
   8801 Renner Road, Suite 300
   Lenexa, Kansas 66219-9751
   Attn: Treaty Department

E. Non-Waiver of Rights. No waiver by any party of any default by any other party in the performance of any promise, term or condition of this Agreement shall be construed to be a waiver by such party of any other or subsequent default in performance of the same or any other promise, term or condition of this Agreement. No prior transactions or dealings between any of the parties shall be deemed to establish any custom or usage waiving or modifying any provisions hereof for any future transactions or dealings. The failure of any party to enforce any part of this Agreement shall not constitute a waiver by such party of its right to do so, nor shall it be deemed to be an act of ratification or consent.

F. Currency. All payments under this agreement shall be made in the official currency of the United States of America.

G. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning, construction or interpretation of, this Agreement. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

H. Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same document.

I. Assignment. All the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, whether so expressed or not; however, no party hereto shall assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the other party hereto.

J. Interest. If, under the terms of this Agreement, interest is accrued on amounts due either party, such interest will be calculated using the "Three Month Treasury Bill Rate" as reported in the Wall Street Journal on the first "business day" on or after a payment became due.

Article XXXII         Execution of the Agreement

In witness whereof, the Company and the Reinsurer have caused this Agreement to be executed in duplicate at the dates and places shown below, by their respective officers duly authorized to do so.

 AMERICAN GENERAL LIFE INSURANCE COMPANY

 ----------------------------------------   ----------------------------------
 Signature                                  Date of Signature

 ----------------------------------------
 Title

 ----------------------------------------   ----------------------------------
 Signature                                  Date of Signature

 ----------------------------------------
 Title

 GENERALI USA LIFE REINSURANCE COMPANY

 ----------------------------------------   ----------------------------------
 Signature                                  Date of Signature

 ----------------------------------------
 Title

 ----------------------------------------   ----------------------------------
 Signature                                  Date of Signature

 ----------------------------------------
 Title